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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2002

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X           Form 40-F
                                 ---                    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                            Yes                   No  X
                                ---                  ---

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Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

Exhibit 99.1: a press release dated December 5, 2002, regarding the announcement of changes to its organizational structure.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 HANARO TELECOM, INC.



Date: December 9, 2002                           By:   /s/ Kyu June Hwang
                                                     ---------------------------
                                                     Name:  Kyu June Hwang
                                                     Title: Managing Director
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                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

Exhibit 99.1: a press release dated December 5, 2002, regarding the announcement of changes to its organizational structure.